41056-P1 04/26

Filed pursuant to Rule 424(b)(3)

Registration No. 333-289049

FRANKLIN LEXINGTON PRIVATE MARKETS FUND

SUPPLEMENT DATED APRIL 17, 2026 TO THE

PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION DATED AUGUST 1, 2025

Effective as of June 1, 2026, the following supplements and, to the extent inconsistent with, supersedes the section entitled “Management of the Fund” in the Fund’s Prospectus (“Prospectus”) and the section entitled “Portfolio Managers” in the Fund’s Statement of Additional Information (“SAI”):

Prospectus

The information contained in “Portfolio Management” in the “Management of the Fund” section of the Prospectus is removed entirely and replaced as follows:

Portfolio Management

The personnel of Lexington who currently have primary responsibility for management of the Private Assets of the Fund’s portfolio are the members of the Evergreen Portfolio Committee. The Evergreen Portfolio Committee is composed of:

Wilson S. Warren—Mr. Warren, Partner and President of Lexington, is primarily engaged in the management of Lexington and oversight for the secondary and co-investment funds. He is a member of Lexington’s Operating

Committee. Prior to becoming President in 2018, Mr. Warren was responsible for the origination and evaluation of secondary purchases of private equity and alternative investments and the monitoring of Lexington’s U.S. secondary investments. He graduated from Williams College with a BA in economics. Prior to joining Lexington in 1994, Mr. Warren was an associate at Landmark Partners and prior to that he was an analyst in investment management at LaSalle Partners.

Clark D. Peterson—Mr. Peterson is a Partner of Lexington primarily engaged in the origination and evaluation of secondary purchases of private equity and alternative investments. He graduated from Middlebury College with a BA in economics. Prior to joining Lexington in 2009, Mr. Peterson was an associate in private equity at Bear Stearns and prior to that he was an analyst in investment banking at Banc of America Securities.

Taylor T. Robinson—Mr. Robinson is a Partner of Lexington primarily engaged in the origination and evaluation of secondary purchases of private equity and alternative investments. He graduated from Trinity College with a BA in economic public policy and law. Prior to joining Lexington in 2008, Mr. Robinson was an analyst in investment banking at JPMorgan.

Peter A. Grape—Mr. Grape is a Managing Director of Lexington primarily engaged in the evaluation of secondary purchases of private equity and alternative investments. He graduated from Duke University with a BS in economics and a BA in history. Prior to joining Lexington in 2013, Mr. Grape was an associate in private equity at AlpInvest Partners and prior to that he was an analyst in corporate banking at Citigroup.

Omar Jabri—Mr. Jabri is a Managing Director of Lexington primarily engaged in the evaluation of equity co-investments. He graduated from Western University, Ivey Business School with a BA in business administration. Prior to joining Lexington in 2011, Mr. Jabri was an analyst in investment banking at Evercore Partners.

The personnel of FAV who currently have primary responsibility for management of the Liquid Assets of the Fund’s portfolio are:

Peter Blue,CFA—Mr. Blue is the Head of Alternatives Solutions for Franklin Templeton Investment Solutions. He is responsible for the development and implementation of multi-asset alternatives capabilities for the Solutions team. Prior to his current role, Mr. Blue was a client portfolio manager for Franklin Templeton Investment Solutions.

Mr. Blue holds a BS in business administration from Washington & Lee University, where he graduated magna cum laude. He also holds the Chartered Financial Analyst (CFA), Chartered Alternative Investment Analyst (CAIA) and Financial Risk Manager (FRM) designations. Mr. Blue is a member of the CFA Society New York and the Global Association of Risk Professionals (GARP).

Laura Green, CFA — Ms. Green is a Portfolio Manager of FAV and joined Franklin Templeton in 2010.

Additional information about the portfolio managers’ compensation, other accounts managed by them and other information is provided in the SAI.

SAI

The information contained in “FAV Portfolio Managers” in the “Portfolio Managers” section of the SAI is removed entirely and replaced as follows:

FAV Portfolio Managers

Portfolio Manager	Type of Account	Number of Accounts Managed	Total Assets Managed ($ millions)	Number of Accounts Managed for which Advisory Fee is Performance- Based	Assets Managed for which Advisory Fee is Performance- Based ($ millions)‡
Peter Blue	Other Registered Investment Companies	0	0	0	0
	Other Pooled Vehicles	0	0	0	0
	Other Accounts	0	0	0	0
Laura Green*	Other Registered Investment Companies	17	14,035	0	0
	Other Pooled Vehicles	28	6,781	0	0
	Other Accounts	246	5,219	2	81

*	Ms. Green will become a member of the portfolio management team on June 1, 2026.
‡

Assets under management is based on the sum of reported value and unfunded commitments as of December 31, 2024 (based on underlying investment values of as September 30, 2024 for secondary funds and based on underlying investment values of as September 30, 2024 for CIP funds).

The information contained in “Portfolio Manager Securities Ownership” in the “Portfolio Managers” section of the SAI is removed entirely and replaced as follows:

Portfolio Manager Securities Ownership

The following table shows the dollar range of equity securities in the Fund beneficially owned by each of the portfolio managers as of March 31, 2025:

Name	Dollar Range of Portfolio Securities Beneficially Owned
Wilson S. Warren	A
Clark D. Peterson	A
Taylor T. Robinson	A
Peter A. Grape	A
Omar Jabri	A
Peter Blue	A
Laura Green*	A

*	Ms. Green will become a member of the portfolio management team on June 1, 2026.

Key: A: none, B: $1-$10,000, C: $10,001-$50,000, D: $50,001-$100,000, E: over $100,000.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.